Exhibit 99.1

Gahcho Kué Joint Venture and the Government of the Northwest Territories (GNWT) Sign Socio Economic Agreement

YELLOWKNIFE, NT, TORONTO, ON, & NEW YORK, NY, June 28, 2013 /CNW/ - De Beers and Mountain Province Diamonds (TSX: MPV, NYSE MKT: MDM) are pleased to announce that De Beers as Operator of the Gahcho Kué Project today entered into a Socio Economic Agreement (SEA) with the Government of the Northwest Territories for the proposed Gahcho Kué diamond mine located in Canada's Northwest Territories (NWT).

The agreement formalizes commitments made with respect to employment, training, business opportunities and other related benefits for NWT residents. It also establishes measures to monitor possible socio-economic impacts related to the proposed mine and establishes the mechanism to work with communities close to the mine site to ensure an adaptive management approach to socio-economic performance of the mine.

"In signing this SEA, both parties are affirming their commitment to advancing this Project in a way that not only creates jobs for our residents, but that supports the health and wellness of the region," said Minister of Industry, Tourism and Investment, David Ramsay. "This is a significant step forward in opening this mine, a project that will translate into economic opportunities for people throughout the North and South Slave Regions, and across the territory."

"This is an important milestone for De Beers and for our Joint Venture Partner, Mountain Province Diamonds," said Tony Guthrie, President and CEO of De Beers Canada and Chairman of the Gahcho Kué JV Management Committee. "The signing of this Agreement confirms that De Beers and the Government of the Northwest Territories are committed to working together to optimize opportunities for the residents and economy of the NWT, while respecting the cultures and traditions of communities close to the mine. This agreement positions Gahcho Kué to contribute to the economic success of the NWT and its all-important diamond industry."

Highlights of the SEA include:

•	Incentives to assist employees living in the NWT, including priority hiring and relocation benefits;
•	Establishment of a trades training, apprenticeship and professional training sponsorship program with at least 30 positions allocated for NWT residents;
•	Establishment of NWT pick-up points and transportation allowances to assist NWT resident employees travelling to and from the Gahcho Kué mine from NWT communities.
•	An innovative approach to community involvement in the review of annual results with the GNWT and De Beers to enhance opportunities for dialogue, transparency and accountability.

An intensive two-year environmental impact review concluded in December 2012. The report and recommendation will be released to the Minister of Aboriginal Affairs and Northern Development by the Mackenzie Valley Environmental Impact Review Board in July this year. Upon receiving Ministerial approval on the EIR Report, the Project will be able to proceed through the final permitting phase where the terms and conditions of its permits and licenses will be determined.

The Gahcho Kué diamond mine will have a mine life of approximately eleven years, will employ up to 700 people during construction and approximately 400 people during operations. It will produce on average 4.5 million carats annually over its mine life.

About De Beers Group

De Beers Group is a member of the Anglo American plc group. Established in 1888, De Beers is the world's leading diamond company with unrivalled expertise in the exploration, mining and marketing of diamonds. Together with its joint venture partners, De Beers employs approximately 16,000 people across the diamond pipeline, and is the world's largest diamond producer by value, with mining operations in Botswana, Canada, Namibia and South Africa. In Canada, De Beers operates the Snap Lake Mine in the Northwest Territories and the Victor Mine in northern Ontario. De Beers is also a joint venture partner in the Gahcho Kué Project in the Northwest Territories. For further information about De Beers visit www.debeersgroup.com.

About Mountain Province Diamonds

Mountain Province Diamonds discovered the first kimberlite at Kennady Lake in 1995 and in 1997 entered into a joint venture agreement with Monopros, a subsidiary of De Beers. Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located in Canada's Northwest Territories. Gahcho Kué is the world's largest and richest new diamond mine development. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%. Further information is available at www.mountainprovince.com.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding Mountain Province's business. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Cathie Bolstad Director, External & Corporate Affairs
De Beers Canada
Tel: (867) 766-7300

Patrick Evans, President and CEO
Mountain Province Diamonds
Tel: (416) 361-3563

CO: Mountain Province Diamonds Inc.

CNW 12:29e 28-JUN-13